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Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year ended December 31 (dollar amounts in thousands)
						Nine Months Ended September 30, 2008
	2003	2004	2005	2006	2007
Earnings
Income from Continuing Operations	(1,910)	(2.429)	(2,984)	(17,751)	(21,246)	(11,367)
Fixed Charges	200	592	1,145	16,171	34,526	23,222
Distributions from Equity Investees	49,820	57,563	53,134	62,488	110,247	92,454
Total Earnings	48,110	55,726	51,295	60,908	123,527	104,309
Fixed Charges
Interest expense	200	592	1,145	16,171	34,526	23,222
Total Fixed Charges	200	592	1,145	16,171	34,526	23,222
Ratio: Earnings/Fixed Charges	240.6x	94.1x	44.8x	3.8x	3.6x	4.5x

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  Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES